Exhibit 99.1

Baidu Announces Management Changes

Beijing, July 1, 2025 /PRNewswire/ — Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)) (“Baidu” or the “Company”), a leading AI company with a strong Internet foundation, today announced the appointment of Mr. Haijian He as Chief Financial Officer of the Company, effective immediately.

Concurrently, Mr. Junjie He will step down from his position as Interim Chief Financial Officer and assume the role of Senior Vice President in charge of human resources and administrative functions. In addition, Ms. Shanshan Cui will serve as Secretary General to the Organizational Culture Committee of Baidu.

Mr. Robin Yanhong Li, Baidu’s Co-founder and CEO, commented, “We are delighted to welcome Mr. Haijian He to our management team. He brings a proven track record of outstanding leadership in driving business growth, enhancing operational quality, and strengthening corporate governance. We look forward to working closely with him and are confident that his skills and experiences will contribute to Baidu’s next phase of growth. We also extend our sincere appreciation to Mr. Junjie He and Ms. Shanshan Cui for their contributions. We believe their extensive management experience will continue to be invaluable in their new roles.”

Mr. Haijian He joins Baidu from Kingsoft Cloud Holdings Limited, where he served as executive director and chief financial officer since January 2020. Prior to joining Kingsoft Cloud, Mr. He served as an executive director of the TMT (telecommunications, media and technology) group and the mergers and acquisitions group sequentially at Goldman Sachs (Asia) L.L.C. from September 2015 to January 2020. Prior to that, Mr. He worked at Bank of America Merrill Lynch and Citigroup Global Markets Inc. successively from 2010 to 2015. Mr. He is currently an independent non-executive director of Sipai Health Technology Co., Ltd. and Sunwoda EVB Co., Ltd. Mr. He received his bachelor’s degree and master’s degree in electronic engineering from Southeast University and an MBA from University of Chicago, and completed Advanced Management Program (AMP) at Harvard Business School. Mr. He is also a Chartered Financial Analyst charter holder.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

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